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Filed by AVI BioPharma, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

Subject Company: eXegenics, Inc.
Commission File No. 000-26078

The following is a transcript of a presentation made by Denis Burger, Chairman and Chief Executive Officer, Alan Timmins, President and Chief Operating Officer and Mark Webber, Chief Financial Officer of AVI BioPharma, Inc. to members of the investment community via conference call and simultaneous web cast on August 5, 2003 and available for replay on AVI BioPharma's web site for two weeks following the original broadcast date:

AVI BIOPHARMA 2Q03 CONFERENCE CALL

Tuesday, August 5, 2003
11:00 a.m. ET/8:00 a.m. PT

Operator

        Ladies and gentlemen, thank you for standing by.

        Welcome to the AVI BioPharma 2003 second quarter conference call. At this time all participants are in a listen-only mode. Later, instructions will be given for the question and answer session. If anyone has difficulty hearing the conference, please press *0 for operator assistance.

        As a reminder, this conference is being recorded today, August 5th, 2003.

        I'd now like to turn the call over to Ms. Jody Cain. Please go ahead, ma'am.

Jody Cain

        This is Jody Cain with Lippert/Heilshorn and Associates. Thank you all for participating in today's call.

        Joining me from AVI BioPharma are Denis Burger, Chairman and Chief Executive Officer, Alan Timmins, President and Chief Operating Officer, and Mark Webber, Chief Financial Officer.

        Earlier this morning, AVI BioPharma released financial results for the second quarter of 2003. If you have not received this news release or if you would like to be added to the Company's distribution lists, please call Lippert/Heilshorn in Los Angeles at (310) 691-7100, and speak with Dawn Garcia. This call is also being broadcast live over the Internet at www.avibio.com, and a replay of the call will be available on the Company's Web site for two weeks.

        Before we begin, I'd like to note that comments made by management during this conference call will include forward-looking statements within the meaning of the federal securities laws. These forward-looking statements involve material risks and uncertainties. For a discussion of risk factors, I encourage you to review the AVI BioPharma annual report on Form 10-K and subsequent reports as filed with the Securities and Exchange Commission.

        In addition, AVI BioPharma filed a Tender Offer Statement on Schedule TO and a Registration Statement on Form S-4 with the Securities and Exchange Commission on July 25, 2003 regarding the eXegenics' acquisition discussed later in the call. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. The preliminary prospectus and related tender offer documents may also be obtained for free from the parties on the AVI BioPharma website.

        The content of this conference call contains time-sensitive information that is accurate only as of the date of the live broadcast, August 5th, 2003. The Company undertakes no obligation to revise or update any statements to reflect events or circumstances after the date of this conference call. The call is the property of AVI BioPharma. Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of AVI BioPharma is strictly prohibited.

        With that said, I would now like to turn the call over to Denis Burger. Denis.

Denis Burger

        Thank you, Jody, and my thanks to each of you for joining us this morning to discuss our second quarter results and recent developments. In particular, I would like to welcome shareholders of eXegenics to the call this morning.

        We are very pleased about our announcement yesterday that we have satisfied all regulatory requirements to begin a clinical trial with our NEUGENE antisense drug to treat West Nile virus. Alan Timmins, our president, will be telling you more about this program a bit later in the call.

        We are also very excited about our recently announced proposed acquisition of eXegenics, and I will begin the call with a brief overview of this pending transaction; then Mark Webber, our CFO, will review our financial results; followed by Alan, who will discuss our clinical programs and other activities. We will then take your questions.

        We actively pursued the acquisition of eXegenics because we see this as an excellent value enhancement opportunity for both our company and our shareholders. First, with the completion of this transaction, which we hope will occur during the current quarter, we would further strengthen our balance sheet up to $10 million dollars, providing us with additional financial resources to support our goal of developing drugs to treat life-threatening diseases.

        Additionally, we would gain proprietary technology that could have significant synergistic value with our antisense programs. As background, eXegenics is a post-genomics drug creation company. While it is no longer actively conducting research, eXegenics was engaged in discovery and development of drugs primarily for the treatment of cancers and drug-resistant bacterial diseases. eXegenics has been involved solely in early stage research and development activities using two proprietary research platforms, both of which are focused on the creation of new pharmaceutical products: Its Quantum Core Technology, or QCT, is a computer-assisted drug design technology platform primarily targeting the inhibition of proteins involved in disease processes. Its Optimized Anti-Sense Inhibitory Sequence, or OASIS, is a patented technology platform that uses computers to design antisense sequences.

        The acquisition of eXegenics would give us access to QCT and OASIS platforms, both of which could complement our drug development programs at AVI. The OASIS platform holds potential to bring us valuable antisense drug discovery technology as well as three validated cancer targets. Additionally, eXegenics' work in rapid development of drugs using its QCT platform, could be an excellent fit with AVI's existing viral rapid response platform.

        We do not plan to retain any eXegenics employees after the completion of this transaction, and you will not see any changes to AVI's executive team or board of directors resulting from this transaction. We also do not anticipate that this transaction will increase our expenditures or our burn rate after its closing.

        In reviewing the details of the transaction, this proposed acquisition of eXegenics by AVI is a stock-for-stock transaction. This means that owners of eXegenics common and preferred shares will become holders of AVI common shares upon its successful completion.

        The acquisition is structured in two-steps:

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  First, AVI stock will be offered in exchange for all outstanding shares of eXegenics common and preferred stock. This process began July 25 and is scheduled to expire August 22, unless extended.

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  Second, if a majority of eXegenics shares have been tendered for exchange within 20 business days of the offering, AVI will accept these shares and will acquire any remaining outstanding eXegenics common and preferred stock in a merger.

        Successful completion of the acquisition is subject to various conditions, including the tender of at least a majority of eXegenics shares in the exchange offer.

        We believe our acquisition of eXegenics is in the very best interest of our shareholders and are pleased that this exchange offer has received the unanimous support of eXegenics' Board of Directors. We are delighted to offer eXegenics stockholders the opportunity to participate in the future of AVI BioPharma.

        With that, I will now ask Mark Webber to review our financial performance for the second quarter. Mark.

Mark Webber

        Thanks, Denis. This morning, I would like to review our second quarter financial results and our cash position, and then I will reiterate our financial guidance for 2003.

        Our revenues for the second quarter of 2003 were $162,000 dollars, which compares with revenues of $198,000 dollars reported in the second quarter of 2002. Operating expenses for the 2003 second quarter were $3.7 million dollars, down from $8.1 million dollars for the comparable quarter last year. This decrease is due to lower research and development expenses, primarily owing to moving NEUGENE manufacturing in-house to our GMP manufacturing facility, which substantially reduced our manufacturing costs.

        Our net loss for the second quarter of 2003 was $3.5 million dollars, or 12 cents per share, which compares with a net loss of $10.5 million dollars, or 40 cents per share, for the second quarter of 2002. Recall that the second quarter of 2002 included a non-cash write-down of short-term securities of $2.7 million dollars.

        Revenues for the first six months of 2003 were $420,000 dollars, essentially equivalent with revenues of $435,000 dollars reported in the first six months of 2002. Operating expenses decreased in the first half of 2003 to $7.5 million dollars, from $16.3 million dollars for the first six months of 2002. The decrease was due primarily to lower R&D costs of $5.3 million dollars for the first half of 2003, compared with $14.3 million dollars for the comparable period in 2002, again largely owing to bringing NEUGENE manufacturing in-house.

        For the six months ended June 30, 2003, our net loss was $6.9 million dollars, or 25 cents per share, compared with a net loss of $18.3 million dollars, or 74 cents per share, in the same six months in 2002.

        In reviewing our balance sheet, at June 30, 2003 we reported cash, cash equivalents and short-term securities of $30.3 million dollars, an increase of about $11 million dollars from December 31, 2002. The increase reflects the receipt of $20.8 million dollars in net proceeds from a private equity financing in May of 2003 and $250,453 dollars from the exercise of options and warrants, offset by $9.4 million dollars used in operations and $1.3 million dollars used for purchases of property and equipment and patent related costs.

        Total shareholders equity at the close of the second quarter stood at $38.3 million dollars. We are reiterating our full-year 2003 expectation that the cash burn rate for 2003 including collaborative efforts and our GMP facilities will be in the range of $18 million dollars.

        With that overview, I would now like to turn over the call to Alan Timmins. Alan.

Alan Timmins

        Thanks, Mark, and thanks to all of you who are joining us on the call via telephone and via the Internet.

        We continue to make important progress in the clinic with a growing number of programs, and I'd like to review several of them with you this morning.

        Let's begin with our NEUGENE drug candidate AVI-4020 targeting the West Nile virus. As Denis stated, we are cleared to initiate a Phase Ib clinical trial with NEUGENE drug AVI-4020 targeting the West Nile virus and we are taking steps to initiate this trial. This will be a multi-center trial, including patients at the Mayo Clinic and other leading institutions determined based on their proximity to reported West Nile virus cases. As you know, the West Nile virus is transmitted to humans via mosquitoes, and mosquito season is beginning to get underway. Already the U.S. Centers for Disease Control and Prevention has confirmed outbreaks of West Nile virus in the United States. While these outbreaks have been primarily reported in the southeastern part of the country, outbreaks are more widespread than last year. As of last week, the CDC reported 69 West Nile virus cases and three deaths due to the virus year-to-date. Last year, the CDC reported more than 4,000 cases of severe West Nile virus disease, and 482 deaths were attributed to it.

        Only 20% of the people who contract this virus show any symptoms, which usually include fever, headache, body aches, occasionally a rash or swollen lymph glands—the types of symptoms generally associated with the flu. In more serious cases, West Nile virus causes life-threatening encephalitis and/or meningitis, among other neurological problems. The mortality rate generally runs in the 5% to 10% range for patients who contract this virus.

        A little over a month ago, we filed an Investigational New Drug application, or IND, with the FDA to begin our testing. Our IND was based on the very positive results from preclinical safety and manufacturing data that support our application to move into human clinical trials. Our clinical protocol was prepared in collaboration with the National Institute of Allergy and Infectious Diseases, or NIAID, and with Dr. Richard Whitley, the project director of their Collaborative Antiviral Study Group. We are extremely pleased that Dr. Whitley will serve as the principal investigator for this clinical trial.

        We also have completed manufacturing of several lots of AVI-4020 at our new GMP manufacturing facility in Corvallis in preparation to begin trials. We are very pleased with the flexibility provided by that GMP facility, which enables us to produce our drugs on demand while controlling costs.

        We also filed for Orphan Drug designation with the FDA in conjunction with the West Nile program. The FDA grants Orphan designation to drugs developed for rare diseases, defined as those impacting fewer than 8,000 [(sic) number should be 200,000] individuals, and West Nile virus fits the parameters of this designation. This designation would provide us with seven years of marketing exclusivity, and thereby prevents a similar drug from being sold for this indication. This exclusivity is an important incentive for companies like AVI to bring drugs through the development process. We are in communication with the FDA and continue to work with the Agency to obtain the Orphan designation.

        Turning to another of our infectious disease programs, we have submitted our drug candidate AVI-4179 to the National Institutes of Health and to World Health Organization laboratories for testing against the SARS coronavirus. This is not as simple of a process as it might appear to be, and we are very careful in our evaluation to ensure that the greatest cooperation can be maintained with these organizations as well as from the FDA as we move forward with this program.

        We have received both national and international recognition for our SARS program. As many of you know, Denis presented testimony on our SARS activities in Washington before a U.S. House of Representatives subcommittee in May. In July, he presented an overview of our SARS drug development activities at the International Science Symposium held in Beijing.

        Before moving on to our other programs, I want to comment on the very rapid time tables associated with our NEUGENE approach to drug discovery to combat emerging infectious diseases such as West Nile virus and SARS. In the case of West Nile virus, we identified a drug candidate, synthesized and manufactured the compound, completed preclinical testing, submitted an IND and are beginning clinical trials all within a nine month time frame. As you may recall from our SARS program, we were able to develop a NEUGENE drug for preclinical testing in about a 10-day period. These are amazingly incredibly short time periods in the drug discovery and development world.

        Moving on to our program with AVI-4126 targeting cancer, we reported positive results from our Phase Ib clinical trial, which targets the oncogene c-myc. As discussed in past calls, over-expression of c-myc has been described in many types of cancer. Our trial results show systemic drug delivery of AVI-4126 into solid tumor tissue for both breast and prostate cancer. To our knowledge, this is the first time that an antisense drug has been detected in solid tumors following systemic administration.

        I also want to spend a minute on our cardiovascular program with our NEUGENE drug Resten-NG. Many of you have asked about our strategic relationship with Medtronic, which covers delivery of Resten-NG via medical devices. We are in active discussions with Medtronic and we have extended our contractual relationship with them through September of this year while we are jointly gathering additional data. Upon reviewing that data with Medtronic, together we will decide the course of any future arrangement.

        Based on positive Phase II interim results that we have previously reported, we are moving forward this year with our plan to initiate Phase III trials in Europe with Resten-NG late this year. We also plan to report final Phase II results at the Transcatheter Cardiovascular Therapeutics Symposium in Washington, D.C. this September.

        Additionally, we are planning to begin a Phase II trial at the University of Nebraska Medical Center with our proprietary microbubble drug delivery system for Resten-NG. Using the microbubble technology, we are able to infuse Resten-NG intravenously without the use of a stent or a catheter. Importantly, this systemic administration of Resten-NG potentially allows for the treatment of multiple sites of arterial blockage in various parts of the body.

        Before turning the call back to Denis, I'd like to say that we are very pleased to have completed the private placement in May raising a gross total of $22.5 million dollars under what we consider to be very good terms. Even with the renewed interest in biotechnology during the first half of this year, this continues to be a tough market in which to raise money, and we are pleased to strengthen our balance sheet as well as to broaden our exposure to new institutional investors. We welcome those new institutional investors who are joining us on today's call.

        Denis.

Denis Burger

        Thank you, Alan.

        With our improved cash balances and the potential of more funds based on the successful completion of the eXegenics acquisition, we are in an even better position to advance our clinical programs, which include our cardiovascular program, infectious disease program, and our cancer program, as well as antisense for the future—the next generations of our technology.

        In addition to the programs we have highlighted this morning, I wanted to comment on the following milestones for later this year:

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  We have planned Phase II studies in polycystic kidney disease, and are working to secure strategic alliances to enter Phase II clinical testing.

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  We plan to initiate an oral dosing study for AVI-4557 in drug metabolism, and are actively seeking pharma partnerships for this program.

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  We have two new clinical programs in addition to the West Nile Virus starting later this year or early next year: one for cholesterol lowering, and a second for prostate cancer.

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  With our Avicine cancer vaccine we plan to initiate a Phase III clinical study in pancreatic cancer. And we are currently seeking additional corporate partners for this program.

        Before opening the call to questions, I am very pleased to welcome Gerald Zon to our Scientific Advisory Board. Dr. Zon, who joined our SAB in June, is the primary inventor of today's most widely used antisense agents and is keenly aware of the opportunities and challenges we are facing as we work to commercialize our antisense technology. Dr. Zon's experience includes a decade of work in academia where he worked on drugs targeting HIV, six years at the FDA, and executive positions at Applied Biosystems and at Lynx Therapeutics. We have enjoyed a 15-year relationship with him, and we welcome the vast experience and insights that he will bring to AVI.

        With that, I would now like to open this call for questions. Operator.

Operator

        Ladies and gentlemen, if you wish to register for a question for today's question-and-answer session, you will need to press * and then the number 1 your telephone. You will hear a prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request you may do so by pressing the * then the number 2. If you are using a speakerphone, please pick up your handset before entering your request. One moment please for our first question.

Q&A

        OPERATOR: And your first question is from Edward Nash with Legg Mason.

        EDWARD NASH: Hi. Good morning. I wanted to see if you could give me a little more flavor on exactly how the West Nile Virus trial design will be. I know it's multi-center, but, for instance if you have patients that are diagnosed with West Nile and will they just move to the nearest center that's participating in the trial and at that time, exactly how much, how many infusions will they receive and what do you do beyond that point? Do you just wait to keep testing for clearance of the West Nile Virus? How does that work?

        DENIS BURGER: Ed, thank you for the question, and we're joined this morning by David Mason, who is our clinical director, and I would like to turn that over to him and let David give you some additional flavor for how the study is designed and how we enroll patients.

        DAVID MASON: Good morning Ed. It's an interesting program, and essentially our first study in man is going to be in patients and not normal volunteers, and so that's a little bit out of the ordinary and the FDA agreed that this was the right thing to do given the risk of the disease and potential benefit of the overall safety of our oligos. So we're going to be studying patients who are ill enough with this disease to be hospitalized, meaning they undoubtedly will have had neurologic symptoms, will be hospitalized, and we pick a major institution, as Alan and Denis noted, in the endemnic areas and we will run up a sign up the flag pole and advertise that there is a study going on at this site and we'll attract patients to the site. We're testing two groups of patients at two different doses of our drug, the drug is given twice daily for five days, and we're, before treating them, we diagnose by doing tests of their blood and their spinal fluid for specific antibodies. We're also looking for evidence of virus by using nuclear amplication tests like PCR, and if we find virus, we do, we don't expect to see a lot of that, but we will follow patients with clinical outcomes as well. We're doing neurologic testing and the long-term follow up will be out to three months, six months, but the initial study lasts about 30 days. Two cohorts and that's it. Placebo controlled.

        EDWARD NASH: Okay, do you internally have a certain number of patients that you, to power the trial, that you must be able to treat and see results on before being satisfied and being able to move on to the next step?

        DAVID MASON: It's a Phase One study, so it's enteric, we're treating about, there's 30 patients altogether, 10 in each group, including 10 placebo, it's not powered for efficacy. The efficacy observations are in there for us to be able to get a handle on what Phase Two/Three will look like because we're still trying to get a handle on the natural course of the disease, so it's not powered for an efficacy end point, but we're taking a look to try to design further studies.

        EDWARD NASH: So you would not be able to run the other studies this season because you'd be limited to a time frame, correct?

        DAVID MASON: We'll complete this study this season fairly quickly, we hope, and then our hope would be afterwards to design a study for next season that could be pivotal given the nature of the disease.

        EDWARD NASH: Okay. When does the season end for West Nile normally?

        DAVID MASON: It usually runs between, depending where you are, June and July to October to November, so it's usually over by the end of November.

        EDWARD NASH: Okay. And I just have one other question as far as Resten-NG, dependent upon the outcome of the results being favorable or not, at the cardiovascular conference, and will you go forward in Europe regardless of Medtronics decision?

        DENIS BURGER: As we have indicated, we're going into Phase Three studies in Europe with or without Medtronics.

        EDWARD NASH: Okay. Great. Perfect. Thanks so much.

        DENIS BURGER: Thank you Ed.

        OPERATOR: Your next question is from John McDermid with Paulson Investment Company.

        JOHN McDERMID: Hey guys.

        DENIS BURGER: Good morning John.

        JOHN McDERMID: I've got a quick question for you. As far as West Nile's concerned, because it's kind of the topic of the day, as far as the progress of the disease, how long before, one you've determined a patient has neurological damage and they're hospitalized or they're potentially going to have neurological damage, how long does it take before the disease progresses to a point that causes a statistical, 5% to 10% mortality rate, if it does get to that, is that something that's relatively rapid and would you know the results of your drug and if it's actually keeping the patient alive longer than they normally would be?

        DENIS BURGER: Well, we, as David mentioned, although the study isn't powered for efficacy, we're able to look and observe efficacy in some of the study patients. So, the answer to your question is, you usually know the outcome in one to two months.

        JOHN McDERMID: So what you're saying is a patient, once they get West Nile and they've gotten to that point where they're so sick they're not going to recover on their own, they usually still live about 1-2 months?

        DENIS BURGER: Well, patients that express neurological systems don't all go on to die.

        JOHN McDERMID: No, I understand that.

        DENIS BURGER: So, we're trying to treat patients that have early neurological symptoms, the potential ranges are that we stabilize those symptoms, that the patients improve, or that they have a more moderate transition of neurological signs and symptoms.

        JOHN McDERMID: Okay.

        DENIS BURGER: So, the expectation is that we'll learn enough this season that we'll be ready for a pivotal study possibly next season.

        JOHN McDERMID: Okay. Thank you.

        OPERATOR: Your next question is from Robert Gilliam with Legg Mason.

        ROBERT GILLIAM: Hi. Good morning.

        DENIS BURGER: Good morning Robert.

        ROBERT GILLIAM: How are you?

        DENIS BURGER: Good—very well thank you.

        ROBERT GILLIAM: Great. I just have a few quick questions. First, in your most recent 10Q released in May it showed you had 31.1 million shares outstanding and now you have 29.3, I was just wondering if you would help me understand this?

        MARK WEBBER: I think you're mixing up outstanding and weighted average.

        ROBERT GILLIAM: Gotcha, okay.

        MARK WEBBER: Because we've, you've got to make sure you're looking on the outstanding it's going to show on the balance sheet and on the income statement it will show the weighted average outstanding.

        ROBERT GILLIAM: All right. And my second question is, could you tell us how far along in discussions you are in trying to find a partner for your pancreatic cancer?

        ALAN TIMMINS: Yeah, we tend not to give updates along that path just because it's a tricky way to go and often partners are hard pressed to hear themselves mentioned, and of course we do have a partner in the U.S. in the vaccine with SuperGen.

        ROBERT GILLIAM: Thank you.

        OPERATOR: You're next question is from Chuck Clark with Maximum Wealth.

        CHUCK CLARK: Good morning.

        DENIS BURGER: Good morning Chuck.

        CHUCK CLARK: A couple of quick questions. You mentioned $30 million in cash and securities. How much of that is represented by securities and how much of that might be SuperGen stock?

        MARK WEBBER: Well, securities in our definition are just bonds and commercial paper, which in essence are so close to cash, but because of SEC rules we have to put it in there, so the amount of SuperGen is just a little over $2 million right now is what SuperGen would be in total.

        CHUCK CLARK: Okay. The increase in interest rate—is that diluted then $30 million number relative to your bond holdings?

        MARK WEBBER: Again, it's just a small percentage of how we work with those numbers, and no.

        CHUCK CLARK: Okay. Great. On your recent 10K you had said that you don't see over the next several years, I think was the verbiage, an increase in revenue. Can you help me with some timelines on what your prognosis may be as difficult as that no doubt is?

        ALAN TIMMINS: Sure. Revenue for us, Chuck, as you may know, will be defined specifically because of SEC regulations and now what has become GAAP accounting, when we're actually selling products versus revenue for biotech companies, in the last few years or over a couple of years ago, was also defined as entering into partnerships, licensing arrangements, strategic alliances, so, we would have the expectation of revenue upon our first approval and sales of a drug and depending upon which drug makes it's way through the clinic first, that would define when our revenue cycle would begin.

        CHUCK CLARK: Thank you.

        OPERATOR: Your next question is from Steve Erigo with UBS Financial Services.

        STEVE ERIGO: Good morning guys.

        DENIS BURGER: Hi Steve.

        STEVE ERIGO: Two part question. As it pertains to West Nile and hopefully SARS as some point, is it the company's intention to take these through to marketing, the marketing end point, on your own or are these projects that are more viably done with partnering?

        DENIS BURGER: In terms of a potential emerging virus like SARS where the disease indication is in Asia, principally, and where it spreads around the world, that would be best suited for someone that has drug marketing programs in the country with the most cases, so in the case of SARS, a Chinese or Asian partner. In the case of West Nile, that's the drug indication disease primarily in this country and we would try to take that program right on through our pivotal studies on our own. Then the question is, becomes, do we have a pharmaceutical partner market the drug or do we partner on sort of an equal basis with a marketing organization to market the drug? It would be one of those two alternatives as they pose to us hiring our own marketing staff.

        STEVE ERIGO: Thank you.

Operator

        There are no further questions at this time. Please proceed with your presentation or any closing remarks.

Denis Burger

        DENIS BURGER: Well, I think in closing I just want to welcome any shareholders from eXegnics who joined us this morning. We look very forward to closing that transaction and having the additional technology and cash to move our program forward. Thank you so much for joining the call.

        OPERATOR: Ladies and Gentlemen, that concludes your conference call for today. We thank you for your participation and ask that you please disconnect your line.

# # #

        This document contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. These risks include the risk to both companies that the acquisition of eXegenics by AVI contemplated in the definitive merger agreement will not be consummated. In addition, statements in this document relating to the expected benefits of the contemplated acquisition are subject to the risk that these benefits will not be realized, and the general risks associated with the respective businesses of eXegenics and AVI as described in the reports and other documents filed by each of them with the SEC. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to AVI and eXegenics, and neither AVI nor eXegenics assumes any obligation to update any forward-looking statement or other statement included in this document.

Where to Find Additional Information about the Transaction

        This document is neither an offer to purchase nor a solicitation of an offer to sell eXegenics shares. AVI has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 and a Tender Offer Statement on Schedule TO, and eXegenics has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. AVI and eXegenics mailed a prospectus of AVI and related exchange offer materials as well as the Schedule 14D-9 to stockholders of eXegenics on July 25. Investors and security holders of eXegenics are urged to read carefully these documents because they contain important information about AVI, eXegenics and the proposed transaction. In addition to the registration statement, the Schedule TO, the prospectus and the Schedule 14D-9, each of AVI and eXegenics file annual, quarterly and special reports, proxy statements and other information with the SEC. The exchange offer materials, and any other document filed by AVI or eXegenics with the SEC, may be obtained free of charge at the SEC's Web site at http://www.sec.gov/. A free copy of the exchange offer materials, and any other document filed by AVI or eXegenics with the SEC, may also be obtained from AVI or eXegenics. In addition, investors and security holders may obtain copies of the documents filed with the SEC by eXegenics on eXegenics' Web site at http://www.exegenicsinc.com/. Investors and security holders may obtain copies of the documents filed with the SEC by AVI on AVI's Web site at http://www.avibio.com/.

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AVI BIOPHARMA 2Q03 CONFERENCE CALL